Exhibit 2.3

2021 Management’s Discussion and Analysis	Date: March 24, 2022

The following discussion of the financial condition, changes in financial condition and results of operations of Western Energy Services Corp. (the “Company” or “Western”) should be read in conjunction with the audited consolidated financial statements and accompanying notes of the Company for the years ended December 31, 2021 and 2020. This MD&A is dated March 24, 2022. All amounts are denominated in Canadian dollars (CDN$) unless otherwise identified.

Non-International Financial Reporting Standards (“Non-IFRS”) measures and ratios, such as Adjusted EBITDA and Adjusted EBITDA as a percentage of revenue, are defined on page 20 of this MD&A. Abbreviations for standard industry terms are included on page 21 of this MD&A.

Business Overview

Western is an energy services company that provides contract drilling services and production services in Canada and the United States (“US”) through its various divisions, subsidiaries, and first nations joint venture.

Contract Drilling

Western operates a fleet of 57 drilling rigs specifically suited for drilling complex horizontal wells across Canada and the US. Western is currently the fourth largest drilling contractor in Canada, based on the Canadian Association of Energy Contractors (“CAOEC”) registered drilling rigs1. Subsequent to December 31, 2021, Western deregistered 12 drilling rigs with the CAOEC, all of which can be reactivated at a later date.

Production Services

Production Services provides well servicing and oilfield equipment rentals primarily in Canada. Western operates 63 well servicing rigs and is the third largest well servicing company in Canada based on CAOEC registered well servicing rigs2. During the fourth quarter of 2021, the Company sold three well servicing rigs that operated in the United States.

Western’s contract drilling and well servicing rig fleets comprise the following:

Business Environment

Crude oil and natural gas prices impact the cash flow of Western’s customers, which in turn impacts the demand for Western’s services. The following table summarizes average crude oil and natural gas prices, as well as average foreign exchange rates, for the three months ended December 31, 2021 and 2020 and for the years ended December 31, 2021 and 2020.

[1]	Source: CAOEC Contractor Summary as at March 24, 2022.
[2]	Source: CAOEC Fleet List as at March 24, 2022.

West Texas Intermediate (“WTI”) on average improved by 81% and 72% for the three months and year ended December 31, 2021 respectively, compared to the same periods in the prior year. Similarly, pricing on Western Canadian Select (“WCS”) crude oil increased by 81% and 93% respectively, for the three months and year ended December 31, 2021, compared to the same periods in the prior year. Crude oil prices in 2020 for both Canada and the US were significantly impacted by the COVID-19 pandemic. However, in 2021 pricing improved as demand for crude oil recovered and vaccine rollouts continued worldwide. Natural gas prices in Canada also strengthened in 2021, as the 30-day spot AECO price improved by 80% and 63% respectively, for the three months and year ended December 31, 2021, compared to the same periods of the prior year. Offsetting this increase in pricing, the US dollar to the Canadian dollar foreign exchange rate weakened in the three months and year ended December 31, 2021, compared to the same periods of the prior year, which impacted the cash flows of Western’s Canadian customers, when selling US dollar denominated commodities.

In the United States, industry activity improved in the fourth quarter of 2021. As reported by Baker Hughes Company3, the number of active drilling rigs in the United States increased by approximately 67% to 586 rigs at December 31, 2021, as compared to 351 rigs at December 31, 2020. The number of active rigs in the Western Canadian Sedimentary Basin (“WCSB”) totalled 73 active rigs at December 31, 2021, compared to 67 active rigs at December 31, 2020. The CAOEC4 reported that for drilling in Canada, the total number of Operating Days in the WCSB increased by approximately 76% for the three months ended December 31, 2021, compared to the same period in the prior year. Similarly, for the year ended December 31, 2021, the total number of Operating Days in the WCSB increased by approximately 48%, compared to the prior year. There remains continued industry concerns over the prevailing customer preference to return cash to shareholders, or pay down debt, rather than grow production through the drill bit in Canada and the US.

Overall Performance and Results of Operations

Operational results for the three months ended December 31, 2021, include:

•	Fourth quarter revenue increased by $13.7 million or 49%, to $41.4 million in 2021 as compared to $27.7 million in the fourth quarter of 2020. In the contract drilling segment, revenue totalled $25.1 million in the fourth quarter of 2021, an increase of $9.8 million or 64%, compared to $15.3 million in the fourth quarter of 2020. In the production services segment, revenue totalled $16.4 million for the three months ended December 31, 2021, as compared to $12.5 million in the same period of the prior year, an increase of $3.9 million or 31%. While the ongoing COVID-19 pandemic continued to impact the contract drilling and production services segments in the fourth quarter of 2021, demand improved compared to 2020 as described below:

o	Drilling rig utilization in Canada averaged 21% in the fourth quarter of 2021, compared to 15% in the fourth quarter of 2020. The increase in activity in the fourth quarter of 2021 was mainly attributable to the improved demand resulting from the ongoing COVID-19 vaccination rollouts and the lifting of government restrictions which re-opened the economy, compared to the fourth quarter of 2020 when the COVID-19 pandemic impacted demand across the industry. The CAOEC industry average utilization of 30%[5] for the fourth quarter of 2021 represented an increase of 1,400 basis points (“bps”) compared to the CAOEC industry average of 16% in the fourth quarter of 2020. Western’s market share, represented by the Company’s Operating Days as a percentage of the CAOEC’s total Operating Days in the WCSB, decreased to 7.1% for the fourth quarter of 2021, as compared to 9.0% in the same period of 2020, as a result of limited capital spent on rig upgrades during the economic downturn. Revenue per Operating Day averaged $24,014 in the fourth quarter of 2021, an increase of 15% compared to the same period of the prior year, mainly due to improved market rates, as well as the CAOEC wage increase in 2021;

o	In the United States, drilling rig utilization averaged 14% in the fourth quarter of 2021, compared to 6% in the fourth quarter of 2020, with Operating Days improving from 43 days in 2020 to 100 days in 2021. Revenue per Operating Day for the fourth quarter of 2021 was US$20,092, a 23% increase compared to US$16,273 in the same period of the prior year, mainly due to changes in average active rig mix and improved market conditions; and

o	In Canada, service rig utilization of 33% in the fourth quarter of 2021 was higher than 27% in the same period of the prior year, mainly due to improved market activity, as well as funding programs such as the Alberta Government’s site rehabilitation program increasing demand for the Company’s services. However, service rig utilization in the fourth quarter of 2021 was negatively impacted by field crew shortages across the industry. Revenue per Service Hour averaged $780 in the fourth quarter of 2021 and was 14% higher than the fourth quarter of 2020, as a result of improved market conditions, as well as increased labour and fuel charges being passed through to the customer. Higher utilization led to production services revenue totaling $16.4 million in the fourth quarter of 2021, an increase of $3.9 million or 31%, as compared to the same period in the prior year.

[3]	Source: Baker Hughes Company, 2021 Rig Count monthly press releases.

[4]	Source: CAOEC, monthly Contractor Summary.

[5]	Source: CAOEC, monthly Contractor Summary.

•	Administrative expenses decreased by $0.1 million or 2%, to $2.5 million in the fourth quarter of 2021, as compared to $2.6 million in the fourth quarter of 2020, mainly due to lower employee related costs, which was partially offset by reduced receipts related to the Canada Emergency Wage Subsidy (“CEWS”) from the Government of Canada as the program ended October 2021.

•	The Company incurred a net loss of $6.0 million in the fourth quarter of 2021 ($0.07 per basic common share) as compared to a net loss of $7.4 million in the same period in 2020 ($0.08 per basic common share). The change can mainly be attributed to a $1.8 million decrease in income tax recovery, a $1.0 million decrease in other items which mainly consisted of the sale of assets and a $0.3 million increase in finance costs, offset partially by a $3.4 million increase in Adjusted EBITDA, and a $1.0 million decrease in depreciation expense due to certain assets being fully depreciated in the period.

•	Fourth quarter Adjusted EBITDA of $9.0 million in 2021 was 60% higher compared to $5.6 million in the fourth quarter of 2020. Adjusted EBITDA was higher due to improved activity in Canada and the US, offset partially by a decrease of $3.5 million in CEWS received, compared to the same period in 2020.

•	Fourth quarter 2021 additions to property and equipment of $2.1 million compared to $1.8 million incurred in the fourth quarter of 2020 and consist of $0.1 million of expansion capital and $2.0 million of maintenance capital.

•	As previously announced on December 30, 2021, the Company deferred the interest payment on its second lien secured term loan facility (the “Second Lien Facility”) originally due on January 4, 2022 until February 28, 2022 which was further deferred to March 21, 2022 and then paid “in kind” by being added to the outstanding principal amount.

•	On March 22, 2022, Western announced that it had entered into agreements to restructure a portion of its outstanding debt and raise new capital (the “Restructuring Transaction”). Pursuant to the Restructuring Transaction, Western entered into a debt restructuring agreement (the "Debt Restructuring Agreement") with Alberta Investment Management Corporation ("AIMCo"), the lender under its second lien secured term loan (the “Second Lien Facility”). Under the Debt Restructuring Agreement, subject to the completion of the other components of the Restructuring Transaction and the satisfaction of certain other conditions, the Company will convert $100.0 million of the principal amount outstanding under the Second Lien Facility into common shares at a conversion price of $0.05 per share, subject to reduction in the event the offering price in the Rights Offering (defined below) is less than $0.016 per share (the “Debt Exchange”). On completion of the Debt Exchange, the Second Lien Facility will be amended to, among other things, extend its maturity date from January 31, 2023 to the fourth anniversary of the closing date of the Debt Exchange.

o	As a condition to the completion of the Debt Exchange, the Company will conduct a rights offering of common shares to all of its shareholders to raise proceeds of $31.5 million (the "Rights Offering"). The subscription price for each right will be $0.016 per share or a lower amount determined based on the market price of the common shares at the commencement of the Rights Offering. G2S2 Capital Inc. ("G2S2"), G2S2’s subsidiary Armco Alberta Inc. (“Armco”), Ronald P. Mathison and Matco Investments Ltd. ("Matco"), currently the Company's largest shareholders, have entered into a standby purchase agreement with the Company wherein they have agreed to exercise in full their basic subscription privilege in the Rights Offering and, in the case of each of Armco and Matco, subscribe for any shares not subscribed for by other shareholders under the Rights Offering. The proceeds of the Rights Offering will be applied to reduce the principal amount outstanding under the Second Lien Facility by $10.0 million, with the remaining $21.5 million being applied to repay the current draw on the Company’s senior secured credit facilities, fund maintenance and growth capital for the Company and for general corporate purposes.

It is also a condition to completion of the Debt Exchange that the Company and AIMCo enter into a registration rights agreement pursuant to which AIMCo will be granted the right to cause the Company to file a prospectus to facilitate the sale of its common shares in a public offering, or to allow it to participate in a public offering of common shares by the Company, in each case subject to certain customary restrictions and limitations. The Registration Rights Agreement will terminate when AIMCo and its permitted transferees beneficially own, in the aggregate, less than 10% of the then outstanding common shares and further that the Company, AIMCo, G2S2, Armco, Matco and Mr. Mathison will enter into an investor rights agreement pursuant to which AIMCo will be granted the right to appoint two nominees for election as directors of the Company for so long as AIMCo's shareholding percentage of the Company's common shares is 30% or greater.

In connection with the Restructuring Transaction, Western has entered into a commitment letter with two of the lenders under its senior secured credit agreement to make certain amendments to its senior secured credit facilities. Upon completion of the Restructuring Transaction, the principal amount of the Second Lien Facility is expected to be approximately $108.5 million and AIMCo is expected to hold approximately 49.7% of the outstanding common shares.

Completion of the Restructuring Transaction is subject to various conditions, including completion of definitive amendments to the Second Lien Facility agreement and the senior secured credit facility substantially on the terms specified in the Debt Restructuring Agreement, approval of the Restructuring Transaction by the Toronto Stock Exchange and completion of the Rights Offering. Details of the Restructuring Transaction and proposed amendments to Western's senior credit facilities are contained in the press release filed under Western's SEDAR profile on www.sedar.com.

Operational results for the year ended December 31, 2021, include:

•	Revenue for the year ended December 31, 2021, increased by $28.0 million or 27%, to $131.7 million as compared to $103.7 million for the year ended December 31, 2020. Contract drilling revenue totalled $76.8 million in 2021, an increase of $14.8 million or 24%, as compared to $62.0 million in 2020. Production services revenue totalled $55.5 million for the year ended December 31, 2021, as compared to $42.1 million in the same period of the prior year, an increase of $13.4 million or 32%. While the ongoing COVID-19 pandemic continues to have an impact on revenue in the contract drilling and production services segments, demand began to recover in 2021 as described below:

o	Drilling rig utilization in Canada averaged 18% for the year ended December 31, 2021, compared to 12% for the year ended December 31, 2020, a 600 bps increase. The increase in activity in 2021 was mainly attributable to the improved demand resulting from the ongoing COVID-19 vaccination rollouts and the lifting of government restrictions which re-opened the economy, compared to 2020 when the COVID-19 pandemic significantly impacted demand across the industry. The CAOEC industry average of 25%[6] for the year ended December 31, 2021, represented an increase of 900 bps compared to the CAOEC industry average of 16% for the prior year. Western’s market share, represented by the Company’s Operating Days as a percentage of the CAOEC’s total Operating Days in the WCSB, was 7.1% for the year ended December 31, 2021, which was consistent with 7.0% in the prior year due to changes in average customer mix. Revenue per Operating Day decreased by 6% for the year ended December 31, 2021, as compared to the prior year, as current market rates weakened in the first part of 2021 but showed improvement in the fourth quarter of 2021;

o	In the United States, drilling rig utilization averaged 13% in 2021, compared to 7% in the prior year, reflecting a 93% increase in Operating Days. Revenue per Operating Day for the year ended December 31, 2021, decreased by 26% to average US$16,615, as compared to US$22,594 in the prior year, due to changes in average active rig mix as there were no Operating Days worked on long term contracts in 2021 compared to 2020 when one rig was under contract; and

o	In Canada, service rig utilization of 29% for the year ended December 31, 2021 was higher than the prior year due to improved industry demand as a result of improved commodity prices, however was impacted by field crew shortages in the last half of 2021. Service Hours improved year over year, and 2021 had a higher proportion of abandonment work than 2020, due to previously announced government incentives. Revenue per Service Hour averaged $735 for the year ended December 31, 2021 and was 6% higher than the same period of 2020. Improved utilization led to production services revenue totaling $55.5 million for the year ended December 31, 2021, an increase of $13.4 million or 32%, as compared to the prior year.

•	Administrative expenses increased by $0.2 million or 2%, to $10.7 million for the year ended December 31, 2021, as compared to $10.5 million in the prior year, mainly due to a decrease in the CEWS received related to administrative expenses in 2021, as a result of the CEWS program ending in October 2021 and the CEWS rates decreasing as the program ended.

•	The Company incurred a net loss of $35.8 million for the year ended December 31, 2021 ($0.39 per basic common share) as compared to a net loss of $41.3 million in the prior year ($0.45 per basic common share). The change is mainly attributable to an asset impairment of $11.5 million in 2020, a $6.3 million decrease in depreciation expense in 2021 due to certain assets being fully depreciated in the period, and a $2.7 million increase in Adjusted EBITDA, which were offset partially by an $11.1 million decrease in income tax recovery, a $2.4 million decrease in other items and a $1.7 million increase in finance costs.

•	Adjusted EBITDA for the year ended December 31, 2021 was $2.7 million higher than the prior year and totalled $23.0 million, compared to $20.3 million in 2020. Adjusted EBITDA in 2021 was higher due to improved activity in both Canada and the US and an increase in the CEWS of $0.4 million due to 2021 including 11 months of CEWS compared to only 8 months in 2020, which was partially offset by US$5.0 million of shortfall commitment revenue received in 2020 with none in 2021.

•	Year to date additions to property and equipment in 2021 of $6.9 million compared to $2.8 million incurred in the same period of 2020, consisting of $1.1 million of expansion capital and $5.8 million of maintenance capital.

[6]	Source: CAOEC, monthly Contractor Summary.

Outlook

In 2021, crude oil prices recovered after reaching historical lows in 2020 due to the demand destruction caused by the COVID-19 pandemic. However, heightened uncertainty persists concerning the impact of global COVID-19 variants on possible future government restrictions, which have an impact on demand in the near term. The precise duration and extent of the adverse impacts of the current macroeconomic environment and the COVID-19 pandemic on Western’s customers, operations, business and global economic activity remains highly uncertain at this time. Additionally, the January 2021 executive order by the President of the United States cancelling the permit that had allowed construction of the Keystone XL pipeline, the uncertain timing of completion of construction on the Trans Mountain pipeline expansion and the threatened shutdown of Enbridge Line 5, have all resulted in continued uncertainty regarding takeaway capacity. However, activity levels in 2022 are expected to be higher than 2021 levels as a result of increased capital spending by Western’s customers. Controlling fixed costs, maintaining balance sheet strength and flexibility and managing through a post-pandemic market are priorities for the Company, as prices and demand for Western’s services continue to improve.

Due to increased activity levels in 2021 as a result of the successful COVID-19 vaccine rollout, lifting of government restrictions, and limited maintenance capital spending on the rig fleet in prior years, Western’s capital budget for the first quarter of 2022 is expected to total approximately $8.1 million. The budgeted capital is expected to be comprised of $3.5 million of maintenance capital and $4.6 million of expansion capital, with $6.5 million allocated to the contract drilling segment and $1.6 million allocated to the production services segment. The Company’s Board of Directors plans to review and evaluate the Company’s 2022 capital budget for the remainder of the year and revise as necessary depending on market conditions. Western will continue to manage its costs in a disciplined manner and make required adjustments to its capital program as customer demand changes. Currently, 10 of Western’s drilling rigs and 26 of Western’s well servicing rigs are operating.

As at December 31, 2021, Western had $8.0 million drawn on its $60.0 million Credit Facilities. As described previously, subsequent to December 31, 2021, the Company agreed to amend the terms of its Credit Facilities, including extending the maturity date and amending its financial covenants. Western had drawn $12.5 million on its HSBC Bank Canada six-year committed term non-revolving facility with the participation of Business Development Canada (the “HSBC Facility”), which matures on December 31, 2026. Western currently has $218.5 million outstanding on its Second Lien Facility. As previously announced on March 22, 2022 and described on page 4, the Company has entered into a Debt Restructuring Agreement with AIMCo, pursuant to which the maturity date of the Second Lien Facility will be extended upon completion of the Debt Restructuring Transaction. The Debt Restructuring Transaction will result in the repayment of $100.0 million of Second Lien Facility principal which will reduce the Company’s finance costs on a go forward basis. Additionally, the $31.5 million proceeds from the Rights Offering will be used to repay $10.0 million of principal on the Second Lien Facility, the current draw on the Company’s Credit Facilities and invest the remainder in capital upgrades on its drilling rig fleet.

Oilfield service activity in Canada will be affected by the continued development of resource plays in Alberta and northeast British Columbia which will be impacted by continued pipeline construction, environmental regulations, and the level of investment in Canada. In the short term, the largest challenges facing the oilfield service industry are a lack of qualified field personnel and ongoing liquidity concerns, due to the prevailing customer preference to return cash to shareholders through share buybacks, increased dividends or repayment of debt, rather than grow production. In the medium term, Western’s rig fleet is well positioned to benefit from the LNG Canada liquefied natural gas project now under construction in British Columbia. It remains Western’s view that its modern drilling and well servicing rig fleets, reputation, and disciplined cash management provides Western with a competitive advantage.

Review of the Year Ended December 31, 2021 Results

Segmented Information

For the year ended December 31, 2021, contract drilling revenue totalled $76.8 million, a $14.8 million, or 24%, increase as compared to the prior year. Revenue for the year ended December 31, 2021, was higher due to improved demand compared to the prior year, offset partially by lower day rates due to decreased spot market prices and US$5.0 million shortfall commitment revenue recognized in 2020.

Administrative expenses for 2021 totalled $5.1 million and were 16% higher than the prior year due to lower amounts related to administrative expenses received from the CEWS in the year as the program ended in October 2021.

For the year ended December 31, 2021, contract drilling incurred a loss before income taxes of $17.9 million, compared to a loss before income taxes of $21.2 million in the prior year. The change for the year ended December 31, 2021 can be attributed to a $1.0 million decrease in Adjusted EBITDA as a result of the shortfall commitment revenue of US$5.0 million in 2020, which was partially offset by a $4.2 million decrease in depreciation expense.

Contract drilling Adjusted EBITDA of $12.8 million in 2021 was $1.0 million lower than $13.8 million in 2020, mainly due to the shortfall commitment revenue received in 2020, which was offset partially by improved activity in 2021.

Depreciation expense in 2021 totalled $30.7 million and reflects a decrease of $4.2 million over the prior year, mainly due to assets being fully depreciated in the year.

Canadian Operations

The price for Canadian crude oil increased during 2021 and while demand for the Company’s services has improved, the ongoing COVID-19 pandemic continues to have an adverse impact on the industry. Operating Days for the year ended December 31, 2021 increased by 51% from 2,064 Operating Days in 2020 to 3,124 in 2021, resulting in drilling rig utilization in Canada of 18% compared to 12% in the prior year. Higher utilization in 2021 was due to higher commodity prices resulting from the ongoing COVID-19 vaccination rollouts and the lifting of government restrictions which assisted with the economic recovery.

Drilling rig utilization in Canada of 18% in 2021 reflects a 700 bps discount to the CAOEC industry average of 25%7, as compared to a 400 bps discount to the CAOEC industry average in 2020. Western’s market share of 7.1% in 2021, represented by the Company’s Operating Days as a percentage of the CAOEC’s total Operating Days in the WCSB is consistent with the Company’s market share of 7.0% in 2020.

For the year ended December 31, 2021, Revenue per Operating Day decreased by 6% and averaged $21,931 compared to $23,417 in the same period of the prior year, mainly due to lower spot market rates in the first part of 2021 as the market improved in the fourth quarter of 2021.

United States Operations

WTI prices in 2021 improved from 2020, from an average of US$39.40/bbl in 2020 to US$67.91/bbl in 2021, resulting in improved activity in the United States. This resulted in Western’s 2021 Operating Days in the United States increasing by 93% to 387 days compared to 201 days in the prior year, which resulted in drilling rig utilization of 13% in 2021 compared to 7% in 2020.

7 Source: CAOEC, monthly Contractor Summary.

For the year ended December 31, 2021, Revenue per Operating Day decreased by 26% as compared to the prior year, from US$22,594 in 2020 to US$16,615 in 2021, due to lower spot market rates and changes in average active rig mix.

For the year ended December 31, 2021, production services revenue increased by $13.4 million or 32%, to $55.5 million, compared to $42.1 million in 2020. The increase in production services revenue is due to government programs incentivizing abandonments and higher commodity prices which led to increased demand for well reactivation and production work as several customers had shut in wells due to the COVID-19 pandemic in 2020.

Service Hours increased by 26% to 67,323 hours (29% utilization) in 2021, compared to 53,351 hours (23% utilization) in 2020. The improvement in Service Hours in 2021 is due to the higher demand as mentioned previously, however utilization was constrained by the lack of qualified field personnel. Revenue per Service Hour of $735 for the year ended December 31, 2021, was 6% higher than the prior year due improved market conditions, as well as higher fuel and wage costs passed through to the customer.

For the year ended December 31, 2021, administrative expenses totalled $3.2 million and were 17% higher than the prior year of $2.7 million due to higher employee related costs resulting from lower CEWS amounts received, as the government program ended in October 2021.

For the year ended December 31, 2021, production services earned income before income taxes of $2.8 million, compared to a loss before income taxes of $1.7 million in the prior year, mainly due to a $2.7 million increase in Adjusted EBITDA in 2021, and a $1.6 million decrease in depreciation expense.

Adjusted EBITDA increased for the year ended December 31, 2021 by $2.7 million to $12.6 million, compared to $9.9 million in the prior year. The higher Adjusted EBITDA for 2021 was due to continued marketing efforts by management to increase market share and a focus on cost management.

Depreciation expense for 2021 was lower by 14% than the prior year mainly due to assets that were fully depreciated in the year.

Corporate administrative expenses for the year ended December 31, 2021 totalled $2.4 million and were $1.0 million lower than the prior year mainly due to lower employee related costs.

Finance costs in 2021 of $19.7 million were $1.7 million higher than 2020 and represented an effective interest rate of 7.8%, compared to 7.7% in the prior year. The higher effective interest rate for the year ended December 31, 2021, is due to incremental interest associated with the July 2021 payment in kind (“PIK”) of interest on the Company’s Second Lien Facility as described in the Liquidity and Capital Resources section on page 12.

Other items, which relate to foreign exchange gains and losses and the sale of assets, totalled $0.4 million for 2021 compared to $2.0 million in 2020. The year ended December 31, 2020 included foreign exchange gains realized on the sale of US denominated dollars.

For the year ended December 31, 2021, the consolidated income tax recovery totalled $3.5 million, representing an effective tax rate of 8.8%, as compared to an effective tax rate of 26.1% in 2020. The change in the effective tax rate for the year ended December 31, 2021, is due to unrecognized deferred tax assets of $6.2 million.

Review of Fourth Quarter 2021 Results

Consolidated

Fourth quarter 2021 revenue increased by $13.7 million or 49%, to $41.4 million as compared to $27.7 million in the same period of the prior year. The increase in consolidated revenue is mainly a result of higher activity across all operating segments compared to 2020 which was impacted by demand destruction caused by the COVID-19 pandemic. Adjusted EBITDA of $9.0 million was $3.4 million higher than the fourth quarter of 2020, as a result of higher activity across all operating segments, even though the Company received $3.5 million less in the CEWS in the fourth quarter of 2021, compared to the same period in 2020.

Contract Drilling

During the fourth quarter of 2021, revenue in the contract drilling segment totalled $25.1 million, a $9.8 million increase or 64%, as compared to the same period of the prior year. Revenue in the fourth quarter of 2021 improved due to higher industry activity in Canada and the United States as commodity prices improved compared to the fourth quarter of 2020 when the industry was more significantly impacted by the COVID-19 pandemic. Pricing in both Canada and the United States increased in the fourth quarter of 2021, increasing by 15% and 23% respectively, due to improved current market rates as a result of the increased demand for the Company’s services.

For the three months ended December 31, 2021, administrative expenses totalled $1.5 million and were higher than $0.6 million in the same period of the prior year, mainly due to higher employee costs as a result of reduced receipts related to the CEWS from the Government of Canada as the program ended in the fourth quarter of 2021.

Contract drilling incurred a loss before income taxes of $1.9 million in the fourth quarter of 2021, compared to a loss before income taxes of $5.1 million in the same period of the prior year. The change can be attributed to a $2.4 million increase in Adjusted EBITDA as a result of improved demand and a $0.7 million decrease in depreciation expense.

Adjusted EBITDA in the contract drilling segment for the three months ended December 31, 2021 increased by $2.4 million to $5.5 million, as compared to $3.1 million for the same period in the prior year. The increase for the fourth quarter of 2021 is mainly due to higher demand in Canada and the United States as a result of improved commodity prices.

Depreciation expense for the quarter ended December 31, 2021 totalled $7.5 million and reflects a decrease of $0.7 million over the same period of the prior year, mainly due to assets that were fully depreciated in the period.

Canadian Operations

In the fourth quarter of 2021, activity in the WCSB improved compared to the same period of the prior year, due to higher commodity prices which increased the demand for crude oil, as COVID-19 vaccine rollouts continued worldwide. As a result, during the three months ended December 31, 2021, Operating Days increased by 39% from 675 to 940 Operating Days and Drilling Rig Utilization in Canada improved to 21% as compared to 15% in the same period of the prior year.

Drilling Rig Utilization in Canada of 21% in the fourth quarter of 2021 reflects a 900 bps discount to the CAOEC average of 30%8, as compared to a 100 bps discount to the CAOEC average of 16% in the fourth quarter of 2020. Western’s market share, represented by the Company’s Operating Days as a percentage of the CAOEC’s total Operating Days in the WCSB, of 7.1% for the fourth quarter of 2021 was consistent with 7.0% in the same period of the prior year.

Revenue per operating day for the quarter ended December 31, 2021 increased by 15% to average $24,014, compared to $20,883 in the same period of the prior year, due to current market rates improving, which was partly due to the October 2021 CAOEC wage increase which is passed through to the customer.

United States Operations

Improved WTI prices positively impacted industry activity in the United States which resulted in Western’s Operating Days for the fourth quarter of 2021 increasing by 57 days or 133%, from 43 to 100 Operating Days, which resulted in Drilling Rig Utilization of 14%, compared to 6% in the same period of the prior year.

Revenue per Operating Day increased in the three months ended December 31, 2021 by 23% to an average of US$20,092, as compared to an average of US$16,273 in the same period of the prior year. Revenue per Operating Day for the fourth quarter of 2021 increased due to changes in average active rig mix, as rigs working in different geographic areas have different day rates, and improved market conditions.

Production Services

Revenue in the production services segment for the quarter ended December 31, 2021, increased by $3.9 million or 31%, to $16.4 million, compared to $12.5 million in the same period of the prior year. Improved commodity prices and government programs that incentivized abandonments, resulted in higher industry activity and Eagle’s Service Hours increased by 20% to 19,046 hours (33% utilization) in the fourth quarter of 2021, as compared to 15,924 hours (27% utilization) in the same period of the prior year. However, utilization was constrained by a lack of qualified field personnel in the fourth quarter of 2021. Revenue per Service Hour improved by 14% to average $780 for the three months ended December 31, 2021, as compared to the same period in the prior year, as a result of improved market conditions, as well as increased labour and fuel charges being passed through to the customer.

8 Source: CAOEC, monthly Contractor Summary.

During the three months ended December 31, 2021, administrative expenses totalled $0.9 million and were $0.2 million or 33% lower than the same period in the prior year, mainly due to reduced receipts related to the CEWS as the government program ended in October 2021.

Production services incurred income before income taxes of $1.2 million in the fourth quarter of 2021, compared to income before income taxes of $1.0 million in the same period of 2020. The change can be attributed to a $0.2 million decrease in Adjusted EBITDA, which was offset by a $0.3 million decrease in depreciation expense.

Adjusted EBITDA decreased in the fourth quarter of 2021 by $0.2 million to $3.6 million, compared to $3.8 million in the fourth quarter of 2020, resulting from a $1.6 million decrease in the CEWS for the period, compared to the fourth quarter of 2020, which was offset partially by improved production services activity.

Depreciation expense for the three months ended December 31, 2021 was 12% lower than the same period of the prior year, mainly due to assets that were fully depreciated in the period.

During the fourth quarter of 2021, the Company sold three well servicing rigs that operated in the United States for total proceeds of US$1.0 million.

Corporate

Corporate administrative expenses for the three months ended December 31, 2021 decreased by $1.1 million to total $0.2 million, as compared to $1.3 million in the same period in the prior year due to lower employee related costs and a focus on cost control measures, which were partially offset by lower amounts received related to the CEWS and CERS as the government programs both ended in October 2021.

Finance costs of $4.7 million for the quarter ended December 31, 2021, were $0.3 million or 8% higher than the same period in the prior year and represented an effective interest rate of 7.4%, which was consistent with the same period of the prior year.

Other items, which relate to gains and losses on the sale of assets and foreign exchange for the three months ended December 31, 2021, totalled $1.0 million.

For the fourth quarter of 2021, consolidated income tax recovery was $1.0 million, representing an effective tax rate of 14.7%, as compared to an effective tax rate of 27.5% in the fourth quarter of 2020. The lower effective tax rate in the fourth quarter of 2021 was mainly due to the decrease in the Alberta corporate tax rate substantively enacted in the second quarter of 2019. The change in the effective tax rate for the fourth quarter of 2021, is due to unrecognized deferred tax assets of $0.8 million.

Liquidity and Capital Resources

The Company’s liquidity requirements in the short and long term can be sourced in several ways including: available cash balances, funds from operations, borrowing against the Credit Facilities, new debt instruments, equity issuances and proceeds from the sale of assets. As at December 31, 2021, Western had working capital of $2.2 million, a decrease of $13.8 million from December 31, 2020 mainly due to the classification of the Credit Facilities balance of $8.0 million as a current liability in the fourth quarter of 2021, as well as the prior year cash and cash equivalents balance including the proceeds from the HSBC Facility of $12.5 million. Western’s total debt at December 31, 2021 decreased by $2.4 million to $241.6 million, as compared to $244.0 million at December 31, 2020.

During the year ended December 31, 2021, Western had the following changes to its cash balances, which resulted in an $11.8 million decrease in cash and cash equivalents in the year, where the proceeds from the HSBC Facility were used to pay the Company’s Second Lien Facility interest in January 2021:

The Credit Facilities, which have a maximum available amount of $60.0 million, mature on July 1, 2022. As at December 31, 2021, $8.0 million was drawn on the Credit Facilities and $12.5 million was drawn on the HSBC Facility. As described previously, subsequent to December 31, 2021, the Company agreed to amend the terms to its Credit Facilities, which included extending the maturity date and amending certain financial covenants. Cash flow from operations and available Credit Facilities are expected to be sufficient to cover Western’s financial obligations, including working capital requirements and the 2022 capital budget. Advances under the Credit Facilities are limited by the Company’s borrowing base.

Under the Credit Facility, the borrowing base is calculated monthly and is determined as follows:

•	85% of eligible investment grade accounts receivable; plus

•	75% of eligible non-investment grade accounts receivable; plus

•	The lessor of:

(i)	66 2/3% of the total Credit Facilities; or

(ii)	25% of the net book value of property and equipment; or

(iii)	40% of appraised net orderly liquidation value of property and equipment; less

•	All due and payable but unpaid statutory source deductions, unpaid wages, vacation pay and other compensation for services rendered, and any other claims ranking in priority.

As at December 31, 2021, the Company was in compliance with its borrowing base requirement.

Amounts borrowed under the Credit Facilities bear interest at the bank’s Canadian prime rate or the banker’s acceptance rate plus an applicable margin depending, in each case, on the ratio of Consolidated Debt to Consolidated EBITDA as defined by the Credit Facilities agreement. Consolidated EBITDA, as defined by the Credit Facilities agreement, differs from Adjusted EBITDA as defined under Non-IFRS Measures on page 20 of this MD&A, by including certain items such as realized foreign exchange gains or losses and cash payments made on leases capitalized under IFRS 16.

In conjunction with the Credit Facility extension announced on December 31, 2020, Western and its lenders made other changes to the Credit Facilities, including the following adjustments to its financial covenants:

•	The Company obtained covenant relief for the third and fourth quarters of 2021 whereby:

o  the consolidated senior debt to consolidated EBITDA covenant was waived;

o  a minimum liquidity of $5.0 million was required;

o  the maximum consolidated debt to consolidated capitalization covenant was increased to 0.65x from 0.60x;

o  a maximum consolidated senior debt to consolidated capitalization ratio of 0.10x was added; and

•	Annual capital expenditures for 2021 could not exceed $10.0 million.

The Credit Facilities are secured by the assets of Western and its subsidiaries. A summary of the Company’s financial covenants as at December 31, 2021 is as follows:

At December 31, 2021, Western was in compliance with all covenants related to its Credit Facilities.

On July 2, 2021, the Company made its semi-annual interest payment on the Second Lien Facility for the period by way of a PIK of $3.8 million. The PIK was added to the principal amount of the Company’s Second Lien Facility.

For the years ended December 31, 2021 and 2020, the Company had no customers comprising more than 10.0% of the Company’s total revenue. The Company’s significant customers may change from period to period.

Summary of Quarterly Results

In addition to other market factors, Western’s quarterly results are markedly affected by weather patterns throughout its operating areas. Historically, the first quarter of the calendar year is very active, followed by a much slower second quarter due to what is known in the Canadian oilfield service industry as “spring breakup”, where due to the spring thaw, provincial and county road bans restrict movement of heavy equipment. As a result of this, the variation of Western’s results quarter over quarter, particularly between the first and second quarters, can be significant independent of other demand factors.

The following is a summary of selected financial information of the Company for the last eight completed quarters:

Revenue and Adjusted EBITDA were impacted by low commodity prices and market uncertainty throughout the last eight quarters. The unprecedented decrease in the price of crude oil in the first quarter of 2020, as well as the demand destruction from the ongoing COVID-19 pandemic throughout 2020 had a significant impact on industry activity and resulted in customers reducing or cancelling their drilling programs, which had a negative impact on Western’s Revenue and Adjusted EBITDA. Crude oil prices began to recover in 2021, resulting in some improvements in activity throughout the industry.

A net loss has been incurred throughout the last eight quarters due to the prolonged decline in crude oil and natural gas prices, resulting in reduced demand. The Company recognized an impairment loss on property and equipment of $11.5 million in the first quarter of 2020, which impacted total assets.

Commitments

In the normal course of business, the Company incurs commitments related to its contractual obligations. The expected maturities of the Company’s contractual obligations as at December 31, 2021 are as follows:

Second Lien Facility and interest:

The Company pays interest on the Second Lien Facility semi-annually on January 1 and July 1. The Second Lien Facility is due January 31, 2023 and subsequent to December 31, 2021, the terms of the Second Lien Facility are to be amended as described previously.

Trade payables and other current liabilities:

The Company has recorded trade payables for amounts due to third parties which are expected to be paid within one year.

HSBC Facility and interest:

The Company pays interest on the HSBC Facility monthly, with principal payments commencing January 1, 2022. The HSBC Facility matures on December 31, 2026.

Lease obligations:

The Company has long term debt relating to leased vehicles, as well as office and equipment leases. These leases run for terms greater than one year.

Revolving and Operating Facilities (the “Credit Facilities”):

The Company’s Credit Facilities mature on July 1, 2022. The Company agreed to amend the Credit Facilities subsequent to December 31, 2021 as described previously.

Operating commitments:

The Company has agreements in place to purchase certain capital and other operational items with third parties, as well as short term leases with a term of less than one year, and operating expenses associated with long term leases.

PPP loan:

The Company has a US$1.8 million US Paycheck Protection Program (“PPP”) loan obtained as part of the COVID-19 relief efforts in the US. The promissory loan has an interest rate of 1% per annum, will be repaid in equal monthly payments over its five year term and matures on July 23, 2025.

Subsequent to December 31, 2021, as described previously, the Company entered into a Debt Restructuring Agreement which pursuant to which the principal amount owing on the Second Lien Facility will be reduced upon completion of the Debt Restructuring Transaction and various terms of the Second Lien Facility will be amended, including the maturity date. Additionally, the maturity date of the Credit Facilities will be extended to three years following the closing date of the Debt Exchange.

Outstanding Share Data

Off Balance Sheet Arrangements

As at December 31, 2021, Western had no off balance sheet arrangements in place.

Financial Risk Management

Credit Risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure to customers in the form of outstanding trade and other receivables. The maximum exposure to credit risk is equal to the carrying amount of the financial assets which reflects management’s assessment of the credit risk.

The Company’s trade receivables are with customers in the crude oil and natural gas industry and are subject to industry credit risk. In 2021, the ongoing COVID-19 pandemic, government restrictions, the continuing COVID-19 vaccine rollout and related volatility in global demand for crude oil, have had an impact on commodity prices which have an effect on the Company’s customers. These factors are expected to continue to have an impact on companies and their related credit risk. The Company’s practice is to manage credit risk by performing a thorough analysis of the credit worthiness of new customers before credit terms are offered.

Additionally, the Company continually evaluates individual customer trade receivables for collectability taking into consideration payment history and aging of the trade receivables.

In accordance with IFRS 9, Financial Instruments, the Company evaluates the collectability of its trade and other receivables and its allowance for doubtful accounts at each reporting date. The Company records an allowance for doubtful accounts if an account is determined to be uncollectible. The allowance for doubtful accounts could materially change due to fluctuations in the financial position of the Company’s customers.

The Company reviews its historical credit losses as part of its impairment assessment. The Company has had low historical impairment losses on its trade receivables, due in part to its credit management processes. As such, the Company assesses impairment losses on an individual customer account basis, rather than recognizing an impairment loss on all outstanding trade and other receivables. Subsequent to December 31, 2021, the Company has collected approximately 90% of its outstanding trade and other receivables at December 31, 2021.

Liquidity Risk

Liquidity risk is the exposure of the Company to the risk of not being able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its capital structure, monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants, and maintaining unused credit facilities where possible to ensure there are available cash resources to meet the Company’s liquidity needs. The Company’s cash and cash equivalents, cash flow from operating activities, the Credit Facilities, the HSBC Facility, and the Second Lien Facility are expected to be greater than anticipated capital expenditures and the contractual maturities of the Company’s financial liabilities. This expectation could be adversely affected by a material negative change in the oilfield service industry, which in turn could lead to covenant breaches on the Company’s Credit Facilities, which is not amended or waived, could limit, in part, or in whole, the Company’s access to the Credit Facilities and Second Lien Facility.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The President and Chief Executive Officer (“CEO”) and Senior Vice President, Finance, Chief Financial Officer & Corporate Secretary (“CFO”) of Western are responsible for establishing and maintaining disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”) for the Company.

DC&P is designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO by others, particularly in the period in which the annual filings are being prepared, and that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified in securities legislation, and includes controls and procedures designed to ensure that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

In accordance with the requirements of National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, an evaluation of the effectiveness of DC&P and ICFR was carried out under the supervision of the CEO and CFO at December 31, 2021. This evaluation was based on the framework established in the Internal Control – Integrated Framework (2013) issued in May 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that the Company’s ICFR are effective, and its DC&P are designed and operating effectively.

The Company’s management, including the CEO and CFO, does not expect that the Company’s DC&P and ICFR will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues, misstatements or instances of fraud, if any, within the Company have been detected.

There have been no changes to the Company’s ICFR that occurred during the most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Critical Accounting Estimates and Recent Developments

This MD&A of the Company’s financial condition and results of operations is based on the consolidated financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS. Conformity with IFRS requires management to make judgments, estimates and assumptions that are based on the facts, circumstances and estimates at the date of the consolidated financial statements and affect the application of certain accounting policies and the reported amount of assets, liabilities, income and expenses.

In March 2020, the World Health Organization declared a global pandemic as a result of the COVID-19 outbreak, which led to demand destruction worldwide as countries implemented emergency measures such as lockdowns, to prevent the spread of the COVID-19 virus. The significant decrease in global demand for crude oil, coupled with an international price war in 2020, resulted in historical lows and increased volatility in crude oil prices. The current economic environment in 2021 has improved and while the ongoing pandemic continues to add market uncertainty, the economy has improved following the lifting of government restrictions and the rollout of COVID-19 vaccines around the globe with their resulting impact on the economy and international markets. The pandemic and volatility in global demand results in uncertainty for the Company, which management took into consideration when applying judgments to estimates and assumptions in the consolidated financial statements. A full list of critical accounting estimates is included in the Company’s annual consolidated Financial Statements for the year ended December 31, 2021. However, the current market conditions have increased the uncertainty specifically relating to, but not limited to, assumptions used in calculating the recoverable amounts of the Company’s cash generating units in its impairment assessment, as well as increased risk of non-payment of trade receivables is what management considers material. Actual results may differ from the estimates used in preparing the consolidated financial statements.

Government Grants:

In response to the COVID-19 pandemic and emergency measures, such as lockdowns, governments established various programs to assist companies through this period of uncertainty. Management determined that the Company qualified for certain programs and recognizes such government grants when there is reasonable assurance the grant will be received. Under IAS 20 – Accounting for Government Grants and Disclosure of Government Assistance, the Company may recognize the CEWS as either other income or as a reduction of the expenses related to the grant. The CEWS relates to operating and administrative expenses and has been recognized as a reduction of these expenses. The CEWS program ended in October 2021. The following table summarizes the total CEWS included in operating and administrative expenses:

Additionally, management determined that the Company qualified for the Canada Emergency Rent Subsidy (“CERS”). The CERS relates to eligible expenses such as rent and operating costs for the Company’s leased properties, some of which had been capitalized as assets under IFRS 16 Leases. The CERS program ended in October 2021. The following table summarizes the total CERS included in operating and depreciation:

Business Risks

For a comprehensive listing of the Company’s business risks please see the most recent annual information form (“AIF”) for the year ended December 31, 2021, as filed under the Company’s SEDAR profile at www.sedar.com.

Certain of the Company’s primary business risks as at December 31, 2021 are as follows:

•	The Company’s business, financial condition and results of operations have been and may continue to be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which the Company has operations, customers or employees, including the ongoing COVID-19 pandemic and continued uncertainty with respect to the extent and duration of the pandemic. The ongoing pandemic may continue to impact the Company’s operations and the full extent of the impact is currently unknown, as it will depend on future developments, which are highly uncertain and cannot be predicted with any degree of certainty.

•	The Company’s business relies on the crude oil and natural gas exploration and production industry which is subject to a number of risks including general economic conditions, fluctuations in demand and supply of crude oil and natural gas production, fluctuations in commodity prices, competition and increases in operating costs. In addition, changes may occur in government regulations, including regulations relating to foreign acquisitions, prices, taxes, royalties, land tenure, allowable production, importing and exporting of crude oil and natural gas and environmental protection for the crude oil and natural gas industry as a whole. Risks impacting the crude oil and natural gas exploration and production industry, including the ability of crude oil and natural gas companies to accumulate capital or variations in their exploration and development budgets, may also affect the Company’s business. The impact of these risks cannot be accurately predicted.

•	If there is a return to a low commodity price environment due to factors outside the Company’s control, including a resurgence in the COVID-19 pandemic or the reinstatement of government restrictions, the demand for the Company’s equipment and services will remain lower than normal and the Company’s utilization rates and revenue will be adversely affected during such time. Lower utilization and revenue could result in the Company not being in compliance with certain covenants in its Credit Facilities, which in turn could restrict the Company’s ability to access its Credit Facilities, pay distributions, repay indebtedness at maturity and incur additional debt in the future.

•	The Company may find it necessary in the future to obtain additional debt or equity to support ongoing operations, to refinance debt, to undertake additions to property and equipment or to undertake acquisitions or other business combination transactions. The impact of COVID-19 on industry conditions and financial and capital markets may make identifying and completing new financing opportunities more challenging. There can be no assurance that additional financing will be available when needed or on terms acceptable to the Company. Dilution to shareholders may occur in the event the Company issues equity for cash proceeds, settles any of its indebtedness for equity consideration or enters into a merger or acquisition that provides the Company’s equity as consideration. The issuance of a substantial amount of equity may adversely affect prevailing market prices for the Company’s common shares.

•	The ability of the Company to make payments, dividends or enter into certain transactions will be subject to the applicable laws and contractual restrictions in the instruments governing its indebtedness, including the Credit Facilities, the HSBC Facility and the Second Lien Facility. Given the current macroeconomic environment due to the COVID-19 pandemic, there is no assurance that Western will be able to refinance any or all of its Credit Facilities and Second Lien Facility at their maturity dates on acceptable terms.

•	Liquidity risk is the risk that the Company will not be able to meet its financial and other obligations as they become due or can only do so at an excessive cost. The Company believes it can finance any future operations through one of or a combination of internally generated cash flows, borrowing under existing credit facilities, the issuance of debt or the issuance of equity, according to its capital management objectives and can manage its debt obligations under the proposed Debt Restructuring Transaction. However, there is no guarantee that Western will be able to achieve any of the foregoing if depressed industry market or economic conditions continue or worsen. To the extent external sources of capital become unavailable or available on onerous terms or otherwise limited, Western’s assets, liabilities, business, financial condition, and results of operations may be materially and adversely affected as a result.

•	Competition among oilfield service companies offering related services is significant. Some competitors are larger and have greater revenue than the Company and overall greater financial resources. The Company’s ability to generate revenue depends on its ability to attract and win contracts and to perform services.

•	During the prolonged downturn many oilfield service workers left the industry and, therefore, as activity has increased it has been difficult for the Company to attract and retain field crews. This could have a material adverse effect on the Company’s business and financial results.

•	In addition to global economic events and uncertainty, the capacity within North America to ship commodities to market introduces uncertainties in levels of activity and pricing for crude oil and natural gas production.

•	The Company’s business is subject to credit risk primarily from credit exposure to customers, with a concentration of credit risk with customers in the crude oil and natural gas industry. In particular, Western may be exposed to credit-related losses in the event counterparties to contracts become insolvent, are subject to creditor protection laws or otherwise fulfill their present or future financial obligations to Western.

•	The Company’s operations are subject to many hazards inherent in the oilfield service industry, such as blowouts, explosions, damaged or lost drilling, well servicing and oilfield rental equipment or damage or loss from inclement weather, which could result in business interruption, casualty losses, damage or destruction of equipment, suspension of operations, environmental damage or damage to property. This could have a material adverse effect on the Company’s business and financial results.

•	The Company’s exploration and production customers’ facilities and other operations emit greenhouse gases which requires them to comply with legislation in those provinces and states where they operate. Over the past few years, both Federal and Provincial governments have implemented carbon levies on greenhouse gas emissions. The direct or indirect costs of these new greenhouse gas emission reduction regulations, as well as regulations which may be adopted in these or other jurisdictions in the future, may have a material adverse effect on the Company’s business, financial condition and results of operations and cash flows, as well as impacting the Company’s customers’ operations.

•	Safety is a key factor that customers consider when selecting an oilfield service company. A decline in the Company’s safety performance could result in reduced demand for the Company’s services which could have a material adverse effect on the Company’s business and financial results.

•	Currently, the Company is focused on providing services in the WCSB as well as certain limited geographic areas in the United States, which may expose the Company to more extreme market fluctuations relating to factors such as weather and general economic conditions which may be more extreme than the broader industry conditions.

•	A portion of the operations of the Company are in the United States which subject the Company to currency fluctuations and different tax and regulatory laws.

•	The Company is vulnerable to market prices. Fixed costs, including costs associated with operations, interest, leases, and labour costs account for a significant portion of the Company’s expenses. As a result, reduced productivity resulting from reduced demand, equipment failure, or other factors could significantly affect its financial results.

•	The oilfield service industry has experienced a high degree of invention and innovation. It is possible that new technology will be developed which will compete with the Company’s products and services.

•	The Company depends on its suppliers to deliver equipment in a timely and efficient manner and the failure of the Company’s suppliers to do so, could be detrimental to the Company’s ability to keep customers and to grow.

•	The Company’s business is subject to the operating risks inherent to the oilfield service industry. On occasion, substantial liabilities to third parties may be incurred. The Company will have the benefit of insurance maintained by it and industry standard contracts; however, it may become liable for damages against which it cannot adequately insure or against which it may elect not to insure because of high costs or other reasons.

•	The success of the Company is dependent upon the efforts and abilities of its management team. The loss of any member of the management team could have a material adverse effect upon the business and prospects of the Company.

•	The loss of a significant customer or customers, or any decrease in services provided or prices charged to a significant customer or customers could have a material adverse effect on the Company’s business and financial results.

•	The Company relies on various information systems to manage its business. If these systems were compromised due to a successful cyber-attack, this could have a material adverse effect on the Company business and financial results.

Non-IFRS Measures and Ratios

Western uses certain measures in this MD&A which do not have any standardized meaning as prescribed by IFRS. These measures, which are derived from information reported in the consolidated financial statements, may not be comparable to similar measures presented by other reporting issuers. These measures have been described and presented in this MD&A to provide shareholders and potential investors with additional information regarding the Company. The Non-IFRS measure used in this MD&A is identified and defined as follows:

Adjusted EBITDA

Earnings before interest and finance costs, taxes, depreciation and amortization, other non-cash items and one-time gains and losses (“Adjusted EBITDA”) is a useful supplemental measure as it is used by management and other stakeholders, including current and potential investors, to analyze the Company’s principal business activities. Adjusted EBITDA provides an indication of the results generated by the Company’s principal operating segments, which assists management in monitoring current and forecasting future operations, as certain non-core items such as interest and finance costs, taxes, depreciation and amortization, and other non-cash items and one-time gains and losses are removed. The closest IFRS measure would be net loss for consolidated results and on a segmented basis, loss before income taxes and impairment, as the Company manages its income tax position on a legal entity basis, which can differ from its operating segments.

Adjusted EBITDA as a percentage of revenue is a non-IFRS financial ratio which is calculated by dividing Adjusted EBITDA by revenue for the relevant period. Adjusted EBITDA as a percentage of revenue is a useful supplemental measure as it is used by management and other stakeholders, including current and potential investors, to analyze the profitability of the Company’s principal operating segments.

The following table provides a reconciliation of net loss, as disclosed in the consolidated statements of operations and comprehensive income, to Adjusted EBITDA:

Defined Terms:

Average active rig count (contract drilling): Calculated as drilling rig utilization multiplied by the average number of drilling rigs in the Company’s fleet for the period.

Average active rig count (production services): Calculated as service rig utilization multiplied by the average number of service rigs in the Company’s fleet for the period.

Drilling rig utilization: Calculated based on Operating Days divided by total available days.

Operating Days: Defined as contract drilling days, calculated on a spud to rig release basis.

Service Hours: Defined as well servicing hours completed.

Service rig utilization: Calculated based on Service Hours divided by available hours, being 10 hours per day, per well servicing rig, 365 days per year.

Contract Drilling Rig Classifications:

Cardium class rig: Defined as any contract drilling rig which has a total hookload less than or equal to 399,999 lbs (or 177,999 daN).

Montney class rig: Defined as any contract drilling rig which has a total hookload between 400,000 lbs (or 178,000 daN) and 499,999 lbs (or 221,999 daN).

Duvernay class rig: Defined as any contract drilling rig which has a total hookload equal to or greater than 500,000 lbs (or 222,000 daN).

Abbreviations:

•	Barrel (“bbl”);

•	Basis point (“bps”): A 1% change equals 100 basis points and a 0.01% change is equal to one basis point;

•	Canadian Association of Energy Contractors (“CAOEC”);

•	DecaNewton (“daN”);

•	International Financial Reporting Standards (“IFRS”);

•	Pounds (“lbs”);

•	Thousand cubic feet (“mcf”);

•	Western Canadian Sedimentary Basin (“WCSB”);

•	Western Canadian Select (“WCS”); and

•	West Texas Intermediate (“WTI”).

Forward-Looking Statements and Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking information) within the meaning of applicable Canadian securities laws, as well as other information based on Western's current expectations, estimates, projections and assumptions based on information available as of the date hereof. All information and statements contained herein that are not clearly historical in nature constitute forward-looking information, and words and phrases such as “may”, “will”, “should”, “could”, “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology are generally intended to identify forward-looking information. Such information represents the Company’s internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of additions to property and equipment, anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information.

In particular, forward-looking information in this MD&A includes, but is not limited to, statements relating to: commodity pricing; the future demand for the Company’s services and equipment, in particular, the expectation of improved activity levels in 2022 as a result of increased capital spending by Western's customers; the potential impact of the ongoing COVID-19 pandemic on Western’s customers, operations, business and global economic activity; the pricing for the Company’s services and equipment; Western's maintenance and expansion capital plans for 2022, including with respect to the Company's capital budget of approximately $8.1 million for the first quarter of 2022, and its ability to make changes thereto in response to customer demands; the Company’s liquidity needs including the ability of current capital resources to cover Western’s financial obligations; the use, availability and sufficiency of the Company’s Credit Facilities; the Company’s ability to maintain certain covenants under its Credit Facilities; the repayment of the Company's debt; maturities of the Company’s contractual obligations with third parties; opportunities relating to Debt Restructuring Transaction; expectations as to the changes in crude oil transportation capacity through pipeline developments and uncertainties related thereto; expectations as to the benefits of the LNG Canada natural gas project in British Columbia on the Company and its rig fleet; the potential impact of changes to laws, governmental and environmental regulations, and the price on carbon emissions; the expectation of continued investment in the Canadian crude oil and natural gas industry; the development of Alberta and British Columbia resource plays; expectations relating to producer spending and activity levels for oilfield services; the Company’s ability to maintain a competitive advantage; the Company’s ability to find and maintain enough field crew members; and forward-looking information contained under the headings “Disclosure Controls and Procedures and Internal Controls Over Financial Reporting”, “Business Risks” and “Critical Accounting Estimates and Recent Developments”.

The material assumptions that could cause results or events to differ from current expectations reflected in the forward-looking information in this MD&A include, but are not limited to: demand levels and pricing for oilfield services; demand for crude oil and natural gas and the price and volatility of crude oil and natural gas; pressures on commodity pricing; the continued business relationships between the Company and its significant customers; crude oil transport, pipeline and LNG export facility approval and development; liquidity and the Company’s ability to finance its operations; the effectiveness of the Company’s cost structure and capital budget; the effects of seasonal and weather conditions on operations and facilities; the competitive environment to which the various business segments are, or may be, exposed in all aspects of their business and the Company’s competitive position therein; the ability of the Company’s various business segments to access equipment (including spare parts and new technologies); global economic conditions and the accuracy of the Company’s market outlook expectations for 2022 and in the future; the impact, direct and indirect, of the COVID-19 pandemic on Western's business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; changes in laws or regulations; currency exchange fluctuations; the ability of the Company to attract and retain skilled labour and qualified management; the ability to retain and attract significant customers; the ability to maintain a satisfactory safety record; and general business, economic and market conditions.

Although Western believes that the expectations and assumptions on which such forward-looking information is based on are reasonable, undue reliance should not be placed on the forward-looking information as Western cannot give any assurance that such will prove to be correct. By its nature, forward-looking information is subject to inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the ongoing impact of the COVID-19 pandemic on global demand and prices for oil and gas, including the impact on demand for Western's services; volatility in market prices for crude oil and natural gas and the effect of this volatility on the demand for oilfield services generally; reduced exploration and development activities by customers and the effect of such reduced activities on Western’s services and products; political, economic, and environmental conditions in Canada, the United States and globally; supply and demand for oilfield services relating to contract drilling, well servicing and oilfield rental equipment services; changes to laws, regulations and policies; failure of counterparties to perform or comply with their obligations under contracts; regional competition and the increase in new or upgraded rigs; the Company's ability to attract and retain skilled labour; Western's ability to obtain debt or equity financing and to fund capital operating and other expenditures and obligations; the potential need to issue additional debt or equity and the potential resulting dilution of shareholders; the Company's ability to comply with the covenants under the Credit Facilities, HSBC Facility and the Second Lien Facility and the restrictions on its operations and activities if it is not compliant with such covenants; Western's ability to protect itself from “cyber-attacks” which could compromise its information systems and critical infrastructure; disruptions to global supply chains and other general industry, economic, market and business conditions. Readers are cautioned that the foregoing list of risks, uncertainties and assumptions are not exhaustive. Additional information on these and other risk factors that could affect Western’s operations and financial results are discussed under the headings “Business Risks” herein and “Risk Factors” in Western’s AIF for the year ended December 31, 2021, which may be accessed through the SEDAR website at www.sedar.com. The forward-looking statements and information contained in this MD&A are made as of the date hereof and Western does not undertake any obligation to update publicly or revise any forward-looking statements and information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Additional data

The AIF containing additional information relating to the Company is filed under the Company’s SEDAR profile at www.sedar.com.